Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

This filing contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Symantec’s results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement.

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following is the script for an analyst call held by Symantec and VERITAS announcing the merger transaction on December 16, 2004.

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Script — Merger Announcement	December 16, 2004

Software Industry Leaders Symantec and VERITAS Software to Merge

Helyn Corcos, Vice President, Investor Relations, Symantec

Good morning and thank you for joining our call to discuss Symantec’s plans to merge with VERITAS Software.

With me today are John Thompson, Chairman of the Board, and CEO of Symantec, Gary Bloom, Chairman of the Board, President and CEO of VERITAS Software, Greg Myers, Senior Vice President of Finance and CFO of Symantec and Ed Gillis, Executive Vice President and CFO of VERITAS.

In a moment I will turn the call over to John. He will discuss the strategic rationale of the merger. Then, Gary will discuss the strategic value of the merger from VERITAS’ perspective. Gary will be followed by Greg who will provide financial details of the merger transaction and potential financial implications. Ed will join us for the question and answer session.

Today’s call is being recorded and will be available for replay on each company’s investor relations home page.

Before we begin, I would like to remind everyone that the information discussed on this call contain forward-looking statements that involve risks and uncertainty. These statements are based on current expectations. Actual results may differ materially from those set forth in such statements.

Script — Merger Announcement	December 16, 2004

Additional information concerning factors that may cause actual results to differ can be found in the company’s filings with the U.S. Securities and Exchange Commisions.

Lastly, The subject matter discussed in the following message will be addressed in a joint proxy statement/prospectus to be filed with the SEC, which after filing may be obtained, without charge, at the SEC’s web site. We urge you to read it when it becomes available because it will contain important information. Information regarding the participants in the proxy solicitation is contained in our respective annual proxy materials filed with the SEC.

It’s now my pleasure to introduce Symantec’s CEO John Thompson. Go ahead John.

John W. Thompson, Chairman and CEO, Symantec

Thank you and Good morning.

I’m very excited to announce that VERITAS Software and Symantec have signed a definitive agreement to merge. This transaction brings together two leaders in the software market. Each company solves critical IT problems, and has delivered comprehensive solutions for our customers around the world.

For the last 18 months, I have spoken with many of you about the significant trends I believe are influencing the IT industry. One of those is our customers’ recognition that while the regulatory environment requires

Script — Merger Announcement	December 16, 2004

increased information security, future business opportunities require more and more information be made available to a greater number of people.

This dichotomy is driving the obvious convergence between securing the infrastructure and ensuring information availability.

When Gary Bloom and I first met, we immediately realized that we not only shared the same view of the marketplace, but we also had a shared vision for the future for both of our companies.

Combining VERITAS and Symantec strengthens our ability to serve the needs of customers with security and availability solutions thereby ensuring the integrity of their most valuable asset — information.

The combined company will offer customers one of the broadest portfolios of software and solutions on the most complete set of operating platforms, and across all tiers of the infrastructure.

Script — Merger Announcement	December 16, 2004

Strategically, it positions Symantec as the fourth largest software company in the world, with projected revenue of approximately $5 billion for fiscal year 2006. We expect about 75% of the revenues will be derived from enterprise customers. The combined company will serve millions of consumers, as well as small, medium and large enterprise customers with a global organization of close to 13,000 employees with operations in more than 40 countries.

Our vast network of channel partnerships will also help bring solutions to customers. We’ll have a sales and services organization comprised of nearly 6,000 people and a development organization of about 3,500 people worldwide.

The total opportunity for the combined company now stands at $35 billion and is expected to reach $56 billion by 2007 according to IDC. We are convinced the proposed merger creates more value for our customers, employees and shareholders, and creates stronger growth prospects than either company could achieve on its own.

And now, I’d like to ask Gary to provide his perspective on the fit between the companies.

Script — Merger Announcement	December 16, 2004

Gary Bloom, Chairman, President and CEO VERITAS Software

Thank you John, and good morning everyone.

This is a very exciting day for everyone at VERITAS.

With our plan to merge with Symantec, we have initiated not only the largest software transaction in history, but we are joining two leaders who, when combined, will be one of the leading infrastructure software companies in the world.

Like John, I believe today’s announcement represents a tremendous opportunity for our shareholders, employees, customers and partners.

The VERITAS strategy, to enable “Utility Computing,” has been about improving the availability of business applications and data. At the same time, we’ve helped CIOs operate within their constrained budgets by driving down their hardware and labor costs. We now lead the market in Windows & UNIX backup, storage management, email archiving and non-array based storage software — a fantastic achievement.

Script — Merger Announcement	December 16, 2004

As our customers have begun to migrate to a Utility Computing model, availability and security of information have emerged as their top priorities. At the same time our customers are looking to consolidate suppliers and eliminate complexity. A single company that can secure and make available all their information represents a unique value proposition. And, with the combination of our talented teams and our substantial financial resources, Symantec and VERITAS together have the scale to execute on that value proposition.

There are some obvious synergies between our product lines that we expect will provide significant value to our customers. Some of these include:

1 — Resilient infrastructure: Threats detected out on the Internet would automatically raise the service level requirements on mission critical applications. In response to a virus outbreak inside the company, systems would be restored in an automated fashion accelerating the time to recover.

2 — Comprehensive email management. From the edge of the corporate network to the central email server, our combined product set:

•	filters spam

•	detects viruses

•	archives email and

•	protects the system against planned and unplanned outages.

3 - Regulatory compliance. Together we will be able to help companies implement policies in response to regulatory requirements or automate the retrieval of relevant information during the process of legal discovery.

Script — Merger Announcement	December 16, 2004

Let’s be clear. . . this is a merger of two very successful companies. We are convinced that this combination is a compelling strategic fit, bringing scope and scale to be the leader in infrastructure software across all platforms for customers of all sizes.

Finally, I’d like to take the opportunity to thank our investors, employees, customers and partners who have contributed to the success VERITAS has experienced over the years. Although technically we’re creating a new company, the majority of our stakeholders will remain the same and our commitment to their ongoing success has never been stronger.

And now, I’d like to hand the call over to Greg.

Greg Myers, CFO, Symantec

Thank you, Gary.

Good morning everybody. I am very pleased to review the financial details of Symantec’s announced merger with of VERITAS.

Script — Merger Announcement	December 16, 2004

This transaction will be accounted for under purchase accounting rules and would be expected to close during the second quarter of 2005. Under the terms of the merger agreement VERITAS shareholders will receive in a tax-free exchange 1.1242 shares of Symantec common stock for each share of VERITAS common stock. Based upon Symantec’s closing price of $27.38 on Wednesday, December 15th this will represent a price of $30.78 per VERITAS share. Symantec will issue approximately 493.5 million shares of common stock to VERITAS shareholders [on a fully diluted basis] to complete the transaction, valuing the transaction at approximately $13.5 billion.

Now I would like to briefly comment on our financial view of the combined companies. It should be noted that our initial outlook is non-GAAP due to our inability to estimate event driven costs associated with the proposed merger, restructuring costs, and the allocation of the purchase price between goodwill, IPR&D and other intangibles.

Our first full operating year will be fiscal year 2006, which begins in April of 2005 and concludes at the end of March in 2006. The combined company is forecasted to have revenues of approximately $5 billion. This revenue estimate assumes the loss of $300 million of VERITAS’ estimated deferred revenue balance of $490m at the end of March 2005 through purchase accounting adjustments. Excluding this estimated loss of deferred revenue, consolidated revenue growth would be about 18%.

Script — Merger Announcement	December 16, 2004

We would anticipate operating expenses to be 55% of revenue in FY-06, assuming about $100 million in operating synergies between the two companies. About $13 million of these synergies should be realized in our first combined quarter with larger reductions as we move through the integration process in FY-06. However, it should be noted that this merger is not about cost synergies. This transaction is about our combined teams leveraging our go-to-market activities to support long-term growth in earnings.

On a non-GAAP basis we would expect fully diluted earnings, excluding the amortization of deal related intangibles, restructuring charges, amortization of deferred compensation, and any one-time costs associated with the merger, to be about 83 cents. Within this estimate it should be noted that the loss of VERITAS deferred revenue in FY-06 through purchase accounting adjustments will affect our non-GAAP fiscal year earnings by about 16 cents per share. Without the loss of the deferred revenue, non-GAAP fully diluted earnings would be estimated at $0.99 for FY-06.

As a result, we would expect non-GAAP earnings per share for this transaction, which excludes the amortization of deal related intangibles, the write-down of VERITAS’ deferred revenue, restructuring charges, amortization of deferred compensation, and any one-time costs associated with the merger, to be accretive in our first combined year of operation as compared to the Thomson Financial First Call mean estimate of $0.98 for Symantec’s 2006 fiscal year.

Script — Merger Announcement	December 16, 2004

As we look toward our combined balance sheet position we will continue to demonstrate significant liquidity. At the time we consummate the transaction, we would expect cash and investments will be approximately $5 billion.

Finally, it should be noted that the proposed merger is conditional upon, among other things, shareholder approval from both companies, as well as customary regulatory approvals.

Now, I would like to hand the call back to John.

John Thompson, Chairman and CEO, Symantec

I’m delighted to have Gary and his senior team partnering with Symantec to build the new company. Senior leaders from both teams will lead the new company. The employees of both companies are central to the value of this transaction and we’ll be working diligently to fully leverage the talent each employee brings.

I’m delighted that Gary Bloom has agreed to join the new company as Vice Chairman and President, responsible for our go-to-market activities.

Today, both companies need to make investments in some areas of the business in order to drive future growth. Together, we can leverage those investments more effectively. Though we might see opportunity for cost savings, it is not the primary motivation behind the acquisition.

Script — Merger Announcement	December 16, 2004

     The new Symantec will generate more resources and expertise than either company could separately. And, we have an enormous opportunity to leverage each other’s strengths.

     As we said, this is not your typical merger focused on eliminating cost or redundant infrastructure. This is about two market leading companies coming together with very compatible go-to-market strategies . . . with limited to no overlap in strategic operations . . . product lines . . . or research and development. However, we recognize that a merger of this magnitude and scale requires that we focus on every detail from the very beginning and process issues quickly. While both management teams have extensive experience in integration, we intend to complement this with a consulting firm to help us manage the process and ensure success.

     Over the next several months, as regulatory agencies and shareholders consider this transaction, both teams will be working on integration plans which will include items such as . . . new organizational structures . . . post-merger product roadmaps and development schedules .

     Throughout this period we will keep you informed of our progress.

     But, the first order of business for both of us is to deliver on our current business commitments. After all, we all recognize that this, like every other quarter . . . is the most important quarter of the year.

And now, I’ll turn it back to Helyn.

Script — Merger Announcement	December 16, 2004

Helyn Corcos, Vice President, Investor Relations, Symantec

Thanks. Operator will you please begin polling for questions. While the operator is polling for questions, I’d like to announce that Symantec will report fiscal third quarter results on January 19th. In addition, VERITAS will report fourth quarter results on January 27th.

For a complete list of other investor related events, please visit our events calendar on the investor relations website.

If we don’t get to all of your questions in the next 30 minutes, please contact investor relations at either company and we’ll be happy to get back to you shortly.

In addition to today’s press release, a copy of our prepared remarks and supplemental financial information will be available shortly after the call on each company’s website.

Operator, we are ready for the first question.